[redacted]

UNI
SECURITIES AND

11019724

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland, Oregon 97209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers (503)232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue, Suite 3100, Portland Oregon 97201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Financial Securities Marketing, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

OFFICIAL SEAL
...CHER
...425383
MY COMMISSION ... MAR. 20, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Index
December 31, 2010 and 2009

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6–9
Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II – Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)	12–13

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors

To the Board of Directors of
M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of M Financial Securities Marketing, Inc. (the "Company") as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Financial Condition
December 31, 2010 and 2009

		2010		2009
Assets				
Cash and cash equivalents	$	5,140,920	$	5,913,936
Intermediary fee receivables		640,706		317,195
Prepaid expenses and other assets		123,453		3,642
Deferred income tax assets (Note 4)		23,998		98,160
Total assets	$	5,929,077	$	6,332,933
Liabilities				
Payable to Parent for income taxes (Note 4)	$	1,956,236	$	2,295,827
Payable to Parent (Note 3)		550,821		385,971
Other liabilities		-		211,590
Total liabilities		2,507,057		2,893,388
Stockholder's Equity				
Common stock, no par value, 100 shares issued and outstanding, 1,000 authorized		1,000		1,000
Additional paid-in capital		279,148		279,148
Retained earnings		3,141,872		3,159,397
Total stockholder's equity		3,422,020		3,439,545
Total liabilities and stockholder's equity	$	5,929,077	$	6,332,933

The accompanying notes are an integral part of these financial statements.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Intermediary fee income	$ 12,642,141	$ 12,959,641
Interest income	35,397	48,922
Total revenues	12,677,538	13,008,563
Expenses		
Employee compensation and benefits	1,382,397	878,469
Meetings	729,651	695,587
Outside professional fees	334,120	333,356
Office	248,965	210,874
General and administrative	169,122	100,844
Travel	58,404	50,284
Marketing	22,026	15,101
Recruiting and relocation	8,933	5,447
Education	7,230	5,347
Total expenses	2,960,848	2,295,309
Income before income taxes	9,716,690	10,713,254
Provision for income taxes (Note 4)	3,298,927	3,859,045
Net income	$ 6,417,763	$ 6,854,209

The accompanying notes are an integral part of these financial statements.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2010 and 2009

	Common Stock		Additional Paid-In Capital	Retained Earnings	Totals
	Shares	Amount			
Balances as of December 31, 2008	100	$ 1,000	$ 279,148	$ 2,129,842	$ 2,409,990
Net income	-	-	-	6,854,209	6,854,209
Dividends to Parent	-	-	(1,390,346)	(5,824,654)	(7,215,000)
Capital contribution from Parent (Note 4)	-	-	1,390,346	-	1,390,346
Balances as of December 31, 2009	100	1,000	279,148	3,159,397	3,439,545
Net income	-	-	-	6,417,763	6,417,763
Dividends to Parent	-	-	(1,364,712)	(6,435,288)	(7,800,000)
Capital contribution from Parent (Note 4)	-	-	1,364,712	-	1,364,712
Balances as of December 31, 2010	100	$ 1,000	$ 279,148	$ 3,141,872	$ 3,422,020

The accompanying notes are an integral part of these financial statements.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net income	$ 6,417,763	$ 6,854,209
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Intermediary fee receivables	(323,511)	1,266,651
Prepaid expenses and other assets	(119,811)	1,034
Deferred income tax asset	74,162	(69,717)
Payable to Parent for income taxes	1,025,121	1,452,921
Payable to Parent	164,850	(16,673)
Other liabilities	(211,590)	211,590
Net cash provided by operating activities	7,026,984	9,700,015
Cash flows from financing activities		
Dividends to Parent	(7,800,000)	(7,215,000)
Net increase (decrease) in cash and cash equivalents	(773,016)	2,485,015
Cash and cash equivalents		
Beginning of year	5,913,936	3,428,921
End of year	$ 5,140,920	$ 5,913,936
Supplemental cash flow disclosures		
Noncash operating activity – capital contribution from Parent reducing payable to Parent for income taxes (Note 4)	$ 1,364,712	$ 1,390,346

The accompanying notes are an integral part of these financial statements.

1. Basis of Presentation and Significant Accounting Policies

Organization and Nature of Business

M Financial Securities Marketing, Inc. (the "Company"), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of M Financial Holdings Incorporated (the "Parent"). The Parent's primary operating subsidiary is M Life Insurance Company ("M Financial Re"). M Financial Re assumes and retrocedes life insurance contract risks. The life insurance contracts are produced for certain direct writing companies and financial service providers ("Financial Service Providers") by producers who may also be stockholders in the Parent ("Member Firms"). The Company primarily receives intermediary fees in the form of compensation from selected Financial Service Providers for providing intermediary services that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms. The Company commenced operations in November 2006.

Basis of Presentation

The Company is engaged as a limited business broker-dealer, which primarily receives intermediary fees in the form of compensation from selected Financial Service Providers based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms.

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Intermediary Fee Revenue

Intermediary fees are recognized as earned in the form of override compensation and reimbursement for certain expenses from Financial Service Providers.

Intermediary Fee Receivables

Management believes the amount of any uncollectible accounts receivable is immaterial at December 31, 2010 and December 31, 2009; accordingly, no provision for uncollectible accounts has been recorded.

Cash and Cash Equivalents

The Company's cash and cash equivalents consists of bank deposits and money market instruments. For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, on statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing the consolidated financial statements, the Company has reviewed events that occurred after December 31, 2010, the balance sheet date, up until the issuance of the financial statements, which occurred on February 25, 2011.

2. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balances, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate indebtedness. As of December 31, 2010 and 2009, the Company has net capital of $2,629,065 and $3,020,548, which is $2,461,928 and $2,827,655 in excess of its required net capital of $167,137 and $192,893. As of December 31, 2010 and 2009, the Company has a ratio of aggregate indebtedness to net capital of 0.95 to 1 and 0.96 to 1, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because of the nature of its business.

3. Related-Party Transactions

The Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, and outside professional services, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2010 and 2009, the Company has a payable to Parent for expenses of $550,821 and $385,971, respectively.

Between the time of the Company's incorporation in June 2005 and the commencement of business operations in November 2006, the Parent contributed capital in the amount of $279,148 in addition to the capital stock of $1,000. The Company currently earns net income to support its operations, however, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses.

In cases where the Company has excess capital from operations, it may pay dividends to its Parent. In 2010 and 2009, the Company paid dividends to its Parent of $7,800,000 and $7,215,000, respectively, a portion of which was treated as a return of contributed capital. In 2010 and 2009, the return of contributed capital related to the Parent's capital contribution in the amount of $1,364,712 and $1,390,346, respectively, as a result of the Company's tax sharing agreement with the Parent. (Note 4)

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For purposes of the financial statements, federal income taxes are calculated as if the Company filed a separate federal income tax return. The income tax expense included in the statements of operations is as follows:

	2010	2009
Federal	$ 3,395,108	$ 3,589,815
State	(96,181)	269,230
	$ 3,298,927	$ 3,859,045

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory tax rate	$ 3,303,675
The effect of	
Increase due to state income taxes, net of U.S. federal income tax effects	(63,480)
Other	58,732
Income tax expense	$ 3,298,927

The Company has a tax sharing agreement with the Parent. Under the tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. Also under this agreement, the Company's income taxes payable to the Parent shall be calculated by taking into account the Company's allocated share based on a stand-alone calculation of the Parent's Incentive Compensation Plan ("ICP") expense that would have been generated by the Company had the Company filed its income tax return separately. The income tax related to the ICP expense is not included in the Company's income tax expense calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate income tax return allocation methodology. This contribution of capital is a noncash transaction in the amounts of $1,364,712 and $1,390,364 for the years ended December 31, 2010 and 2009, respectively.

The temporary differences that give rise to deferred income tax assets as of December 31, 2010 and 2009 relate to the following:

	2010	2009
Deferred income tax assets		
Accrued liabilities	$ -	$ 71,940
Start-up expenses	23,984	26,204
Deferred state income taxes, net of federal income tax effect	14	16
Net deferred income tax assets	$ 23,998	$ 98,160

The Company believes that the deferred income tax assets listed are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

5. Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturity of the instruments.

6. Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, are subject to litigation in the normal course of their business. Currently there is no known litigation involving the Company. The Company is also unaware of any pending litigation.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Computation of net capital		
Total stockholder's equity in statement of financial condition	$	3,422,020
Less: Nonallowable assets		
Intermediary fee receivables		640,706
Prepaid expenses and other assets		123,453
Deferred income tax assets		23,998
Net capital before haircuts on securities positions	$	2,633,863
Haircut on certificate of deposit	$	4,798
Net capital	$	2,629,065
Computation of aggregate indebtedness		
Liabilities in statement of financial condition		
Payable to Parent for income taxes	$	1,956,236
Payable to Parent		550,821
Aggregate indebtedness	$	2,507,057
Computation of basic net capital requirement		
Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	167,137
Excess net capital		2,461,928
Ratio of aggregate indebtedness to net capital		0.95 to 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2010.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Schedule II – Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)

In planning and performing our audit of the financial statements of M Financial Securities Marketing, Inc. (the "Company") as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to

assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report on Agreed Upon Procedures - SEC Rule 17a-5(e)(4)
Report of Independent Accountants

To the Board of Directors of
M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of M Financial Securities Marketing, Inc. for the year ended December 31, 2010, which were agreed to by M Financial Securities Marketing, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating M Financial Securities Marketing, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for M Financial Securities Marketing, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 21, 2010 in the amount of $150 to check copy, check number 70057, obtained from M Financial Securities Marketing, Inc., noting no differences.
2. Compared the Total Revenue amount reported on page 5, line 9 of the Form X-17A-5 for the quarters ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010 to the Total revenue amount of $12,677,538 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions of $12,642,142 reported on page 2, item 2c(1) of Form SIPC-7 to the December 31, 2010 trial balance provided by M Financial Securities Marketing, Inc., noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $35,396 and $88.49, respectively of the Form SIPC-7, noting no differences.

PRICEWATERHOUSECOOPERS

b. Recalculated the mathematical accuracy of the deductions on page 2, item 2c, line 1 of $12,642,142 on the December 31, 2010 trial balance provided by M Financial Securities Marketing, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M Financial Securities Marketing, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

PRICEWATERHOUSECOOPERS

M Financial Securities Marketing, Inc.

(a wholly-owned subsidiary of
M Financial Holdings Incorporated)
Financial Statements and Supplementary
Information Pursuant to SEC Rule 17a-5
December 31, 2010 and 2009